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Стартаперский словарик: https://vc.ru/hr/82554-slovar-nachinayushchego-s

Мы запустились на WeFunder 🚀

Ребят, очень пригодится ваша поддержка распространить этот пост 🙏

В жизни стартапа BeAKid, где я работаю, настал день Х. Мы стартовали краудфандинг кампанию на WeFunder. Планируем поднять инвестиции через сообщество родителей и ангел-инвесторов.

Инвестировать

BeAKid это маркетплейс, который позволяет родителям найти, оценить, сравнить, забронировать и оплатить внешкольные активности для детей. Кружки программирования, спортивные секции, летние лагеря - всё это наша специализация.

Сейчас фокусируемся на рынке U.S. Хотя уже одной ногой в Канаде и Австралии. Партнеримся с Lego League, которые по всему миру.

Beakid в цифрах:

— 🏢 В базе 150,000+ детских кружков, секций и лагерей

— 💪 Процессировали $2M+ GMV (Gross Merchandise Volume)

— 👶 Провели 10,000+ индивидуальных регистраций

— 🌎 $130B рынок для детских активностей в US, который в данный момент фрагментирован и не имеет лидера

Буду благодарен, если вы поделитесь с теми, кто может проинвестировать — было бы круто запустить волну.

Инвестировать может любое физическое лицо. Квалифицированным инвестором быть не нужно.

Инвестировать

—
See here for important legal disclosures

👍 4

69 edited 2:58 PM

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Стартаперский словарик: https://vc.ru/hr/82554-slovar-nachinayushchego-startapera

If not how did they reach out? what language did they use?

Where they found you?

Why did you invest in them?

Any information would be amazing and greatly appreciated.

[redacted] · 11:40 AM
Hi Dan - thank you. I watched and invested. Will also show this to my husband (though I doubt he'll invest, he leaves that up to me. :))

[redacted] · 9:42 AM
Hi Daniel,

I invested in your offering.

Первые инвестиции с WeFunder 💰

Перед началом краудфандинг кампании мы запланировали проверку многих гипотез - как это организовано я поделюсь в следующих постах.

Сразу после запуска начала работать гипотеза через Linkedin.

Мы собираем контакты (Linkedin, Emails) ангел-инвесторов, которые уже инвестировали на WeFunder.

С начала мая отправили 460 запросов на коннект (по 25 в день). 130 одобрили заявку. С десятками завели переписку. 2 проинвестировали.

Запрос на коннект:

Melissa hi. This is Daniel from Techstars Boston 2022. I found you on WeFunder. Congrats on investing in SmartGurlz! Would love to connect.

Мы не просим их инвестировать. Мы задаем им вопросы и просим обратную связь по нашей кампании. См. скриншоты.

Мы на WeFunder

—
See here for important legal disclosures

9 12:15 PM

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👍 9 ❤️ 3 🔥 2

127 1:55 PM

2 Comments

13 June



Notion для организации гипотез ✏️

Гипотезы по привлечению инвестиций через WeFunder решили организовывать через Notion.

У нас есть таблица со списком гипотез - Hypothesis.

И отдельная таблица по дням. В каждый день внесены записи гипотез, которые проверяем. Это возможно через особый тип данных - Relation.

Скриншоты должны быть наглядны.

Beakid на WeFunder

—
See here for important legal disclosures

❤️ 4

91 3:34 PM

Leave a Comment

Anthony Peters, M.Res
@EdtechAnt

Definitely! Keep me posted!

👍 1

Sep 14, 2021, 12:49 PM

Anna K @molvish · 1h
Parents can find after-school activities for kids using filters like price, distance on BeAKid. It helps many kids, teachers and parents!
We started a campaign on WeFunder. I would appreciate your contribution
💥parent.beakid.com/EFeo4Y
Legal disclosures parent.beakid.com/7oV0Ls

Anthony hi. I switched to another project - a marketplace for kids' afterschool activities. Recently we started an Equity Crowdfunding campaign to raise money from the community of parents.

I would really appreciate it if you could retweet this post: twitter.com/molvish/status...

If you are interested, here is our profile:
parent.beakid.com/Gl6JDm
Huge thanks in advance.

Legal disclosures: parent.beakid.com/7oV0Ls

3:59 PM ✓

Anna K @molvish · 57m

Parents can find after-school activities for kids using filters like price, distance on BeAKid. It helps many kids, teachers and parents!
We started a campaign on WeFunder. I would appreciate your contribution
💥parent.beakid.com/EFeo4Y
Legal disclosures parent.beakid.com/7oV0Ls

Shannon hi. I switched to another project - a marketplace for kids' afterschool activities. Recently we started an Equity Crowdfunding campaign to raise money from the community of parents.

I would really appreciate it if you could retweet this post: twitter.com/molvish/status...

If you are interested, here is our profile: parent.beakid.com/Gl6JDm

Huge thanks in advance.

Legal disclosures: parent.beakid.com/7oV0Ls

2:57 PM ✓

Indian Startup Entrepreneurs, Investors & Innovators

Anna Kuznetsova shared a link.
Just now ·

We are building a marketplace — BeAKid. It's a platform that will change the world of after-school activities and camps, make parents' life easier and childhood more enjoyable.

Even if you don't have kids, you probably have cousins, sisters, brothers, or at least you have heard the conversations of colleagues who were searching for some activities for their kids and spent hours on it.

We're on the way to building a perfect platform and would like to ask for your help.

You can easily support BeAKid on WeFunder https://parent.beakid.com/1WA7Br (equity crowdfunding platform).

Let's make the future better altogether!

See here for important legal disclosures.

Reinaldo Borges Júnior

@borgesjreinaldo

piloting. By any chance, are you connected with such schools or know teachers who work there?

Jun 1, 2021, 5:15 PM ✓
Sent

Anna K @molvish · 2h

Parents can find after-school activities for kids using filters like price, distance on BeAKid. It helps many kids, teachers and parents!
We started a campaign on WeFunder. I would appreciate your contribution
💥parent.beakid.com/EFeo4Y
Legal disclosures parent.beakid.com/7oV0Ls

Reinaldo hi. I switched to another project - a marketplace for kids' afterschool activities. Recently we started an Equity Crowdfunding campaign to raise money from the community of parents.

I would really appreciate it if you could retweet this post: twitter.com/molvish/status...

If you are interested, here is our profile:
parent.beakid.com/Gl6JDm
Huge thanks in advance.

Legal disclosures: parent.beakid.com/7oV0Ls

4:00 PM ✓

Silicon Valley Startups - Venture Capital

Anna Kuznetsova shared a link.
11m ·

We are building a marketplace — BeAKid. It's a platform that will change the world of after-school activities and camps, make parents' life easier and childhood more enjoyable.

Even if you don't have kids, you probably have cousins, sisters, brothers, or at least you have heard the conversations of colleagues who were searching for some activities for their kids and spent hours on it.

We're on the way to building a perfect platform and would like to ask for your help.

You can easily support BeAKid on WeFunder https://parent.beakid.com/1WA7Br (equity crowdfunding platform).

Let's make the future better altogether!

See here for important legal disclosures.

Startup Business

Newest Activity

Anna Kuznetsova shared a link.

7m ·

The marketplace of the FUTURE 🦄

We're building a marketplace where parents can find, book, and pay for after-school activities and camps for kids using filters like price, distance, and many others.

We're on the way to building a perfect platform and would like to ask for your help.

You can easily support BeAKid on WeFunder https://parent.beakid.com/1WA7Br (equity crowdfunding platform).

Let's make the future better altogether!

See here for important legal disclosures.



BeAKid is in **Wayland, Massachusetts**.
Published by Alexandra Vshn · June 9 at 4:05 AM ·

We have launched our crowdfunding campaign on Wefunder platform.

Visit https://wefunder.com/beakid?utm_campaign=wf_june22&utm_source=beakid_account&utm_medium=[fb] to support us!

Let's make it happen together!

Legal disclosure:
https://help.wefunder.com/testing-the-waters-legal...

#crowdfunding #crowdfundingcampaign #wefunder #wefundercampaign #investment #investinfuture



We have launched!
BE A KID
WEFUNDER
wefunder.com/beakid/

Networking @Hegai
672 members, 42 online

Pinned message #2
✈️ МЕСЯЦ РЕЛОКАЦИИ ✈️ Друзья! География нашего сообщества постоянно расширяется, у нас выделилось много новых городов...

#запрос #wefunder #crowdfunding

Ребят мы в феврале закончили бостонский Techstars, а весной equity crowdfunding платформа WeFunder запартнерилась с акселератором.

Строим BeAKid — The Airbnb of kids' activities, giving access to fun and learning for all kids.

Мы решили тестануть платформу и сейчас запустили мини IPO. Нам показалось это интересным, потому что кроме инвесторов мы сможем привлечь как клиентов, так и юзеров.

Буду рад, если вы поделитесь возможностью с теми, кому это может быть релевантно. Минимальная инвестиция — $100.

Beakid на WeFunder

—
See here for important legal disclosures

P.S. Кому интересно побольше узнать про акселератор или Wefunder, смело пишите в личку. Также прогрессом делюсь здесь: @zero2one

BeAKid on Wefunder
BeAKid | The Airbnb of kids activities. We give access to fun and learning for all kids.



BE A KID


We have launched!
BEAKID
WEFUNDER
wefunder.com/beakid/

beakid.connect • **Following**
Wayland, Massachusetts

beakid.connect :
We have launched our crowdfunding campaign on Wefunder platform.
Please see link in bio

Let's make it happen together!

Testing the waters legal disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#crowdfunding #crowdfundingcampaign #wefunder #wefundercampaign #investment #investinfuture

Edited · 5d

hc_prohockey2010_2011 🔥🔥🔥
6d Reply

endlessmemories 🔥🔥
6d Reply

BeAKid Super admin view

Home Products Content Analytics Activity 7

BeAKid
48 followers
6d • Edited •

We have launched our crowdfunding campaign on Wefunder platform! 🚀

We are building a marketplace — a platform that will change the world of after-school activities and camps, make parents' life easier and childhood more enjoyable.

Visit https://lnkd.in/eM_BaCjd to support us!

Let's make it happen together!

See here for important legal disclosures: https://lnkd.in/g7SvRQN

#crowdfunding #crowdfundingcampaign #wefunder #wefundercampaign #investment #investinfuture



We have launched!
BE A KID
WEFUNDER
wefunder.com/beakid/

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Denis Burkatsky

Head of Growth @ Beakid / Techstars Boston Alumni / Musician / International Mentor

View full profile

Denis Burkatsky • You

Head of Growth @ Beakid / Techstars Boston Alumni / Musician / Interna...

8h • Edited •

I am happy to announce that BeAKid launched a crowdfunding campaign on the Wefunder platform.

Visit the link below to support parenthood!

Let's make it happen together!

See here for important legal disclosures: https://t.co/SM9pburQF0

#crowdfunding #CrowdfundingCampaign #wefunder #investing #beakid #Investment #kids #Children #childhood


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Daniel Barenboym (ENTJ) • You
CEO @ Founder at Beakid.com | TechStars class of 2021/22 ADVICE BE...
1d

Introducing BeAKid, a platform for helping parents find, research, and book kids' activities.
BeAKid is a free platform that makes it easy to find what's on for kids. We are an ecosystem that facilitates a connection between parents and service providers. In this way, we are a marketplace of after school activities that makes it easy for parents and service providers to come together in one place.

We have recently launched our crowdfunding compaign. Please see the link below to support us!

https://lnkd.in/g_V4EWJ7

Let's make it happen together!

See here for legal disclosure
https://lnkd.in/gtaVVZYw


Introducing BeAKid
parents
service providers
kids
Usefull
Brilliant
Easy
www.beakid.com
BE
A
KID

SATURDAY



Denis Burkatsky • 11:32 AM

Lisa hi.

I switched to another project - a marketplace for kids' afterschool activities. Recently we started an Equity Crowdfunding campaign to raise money from the community of parents.

I would really appreciate it if you could share our announcement post **https://parent.beakid.com/mLibDO**

If you are interested, here is our profile: **https://parent.beakid.com/Tjnx1q**

Huge thanks in advance.

Dania Bar is with **Denis Burkatsky** and **Alexandra Vshn**.
11m ·

Ребята. Наша компания BeAKid начала поднимать следующий раунд инвестиций. Решили идти через Wefunder платформу. эта платформа дает возможность простым людям инвестировать мелкие суммы ($100 долларов минимум). Мы ищем поддержки. Это может быть участие в инвестиции или просто поделиться со своим кругом друзей.

Компания прошла Techstars (один из самых крутых акселераторов в мире). Наша команда состоит из 10 человек. У нас есть клиенты и мы уже пропустили через нашу платформу более $2 Миллионов.

Кому интересно посмотрите на нашу компанию на платформе Wefunder вот тут. Посмотрите команду, почитайте что мы строим. Некоторые знают как серьезно я отношусь и работаю на этой компанией
https://wefunder.com/beakid/

See here for important legal disclosures.
https://help.wefunder.com/testing-the-waters-legal...


BE A KID
Within the 20 minute drive from where we found you, there are
Just Browsing
What are you looking for?
near Boston, Massachusetts,...
SEARCH
Popular Searches
After-School
Child-Care
Volunteer
Groups
Online
Camps
Habitat Summer Camps
10 Juniper Rd, 02478-2034
5 min (4.66 mi)
Mon - Fri 9:00 AM - 11:00 AM
VIEW CLASSES AND REGISTER
10 min

WEFUNDER.COM

Dania Bar shared a link. ▸ **UK Startups Group**
4m ·

giving kids access to the best after-school programs available. Consider supporting.

See here for important legal disclosures.
https://help.wefunder.com/testing-the-waters-legal...



BE A KID
Within the 20 minute drive from where we found you, there are
Just Browsing
What are you looking for?
near Boston, Massachusetts,...
SEARCH
Popular Searches
After-School
Child-Care
Volunteer
Groups
Online
Camps
Habitat Summer Camps
10 Juniper Rd, 02478-2034
5 min (4.66 mi)
Mon - Fri
9:00 AM - 11:00 AM
VIEW CLASSES AND REGISTER
10 min

WEFUNDER.COM

Invest in BeAKid : The Airbnb of kids activities. We give access to fun and learning for all kids.

Like Comment Share

Write a public comment...

Name of the template

Summer Camps subscribers - A

🍟 **Happy Meal or kids' future?**

Hey {{first_name:"there"}},

Do you remember BeAKid? You left your email on our marketplace. I hope you've already booked an amazing camp.

We want to develop and improve the process of searching and booking after-school activities and camps. We also want you to be a part of this great process.

We started a campaign on WeFunder **[our WeFunder Profile Link**]. It connects the companies and people who want to support them. You can invest in technology that helps parents and kids all around the world.

It'll cost you the price of 13 Happy Meals, but this investment will help thousands of people.

See here for important legal disclosures.

We would appreciate your contribution.

Have a great day!

DANIEL BARENBOYM
CEO @ BEAKID
www.beakid.com
LinkedIn

✌️ 1

Name of the template

Summer Camps subscribers - B

A steak or kids' future?

Hey {{first_name:"there"}},

Do you remember BeAKid? You left your email on our marketplace. I hope you've already booked an amazing camp.

Meanwhile, at BeAKid we have been busy. We listened to feedback from thousands of parents and are hard at work making the improvements.

We started a campaign on WeFunder [**Link**]. It's a crowdfunding service that connects startups with investors online. You can invest in technology that helps parents and kids all around the world.

It's a way to get our community to be part of the company and help us make an impact on millions of parents. Would you like to be a part of this?

It can cost as little as a dinner for two at a steak house but can help so many.

Click **here** to learn more. And please, share with others. Every little bit helps.

See here for important legal disclosures.

Let me know if you have any questions.

Have a great day!

DANIEL BARENBOYM
CEO @ BEAKID
www.beakid.com
LinkedIn

Name of the template

For those who got concierge - A

🍟 **Happy Meal or...**

Hey {{first_name:"there"}},

Do you remember BeAKid? We did a concierge service for summer camps for you. I hope you've already booked an amazing camp.

As parents, we want to make parenthood more enjoyable. We want to develop and improve our service. We also want you to be a part of this great process.

We started a campaign on WeFunder https://wefunder.com/beakid?wf_campaign=wf_june22&wf_source=concierge_a&wf_medium=email.

It's a crowdfunding service that connects startups with investors online. You can invest in technology that helps parents and kids all around the world.

It'll cost you the price of 13 Happy Meals, but this investment will help thousands of people. As a bonus you'll get advanced concierge services for your kids free.

We would appreciate your contribution.

See here for important legal disclosures.

You can do it here.

Let me know if you have any questions.

Have a great day!

DANIEL BARENBOYM
CEO @ BEAKID
www.beakid.com
LinkedIn

Name of the template

For those who got concierge - B

A steak or...

Hi {{first_name:"there"}},

Do you remember BeAKid? We did a concierge service for summer camps for you a few months back. I hope you were able to book an amazing camp.

Meanwhile at BeAKid we have been busy. We listened to feedback from thousands of parents and are hard at work making the improvements.

We started a campaign on WeFunder. It's a crowdfunding service that connects startups with investors online. You can invest in technology that helps parents and kids all around the world: https://wefunder.com/beakid?wf_campaign=wf_june22&wf_source=concierge_b&wf_medium=email

It's a way to get our community to be part of the company and help us make an impact for millions of parents. Would you like to be part of this? As a bonus you'll get advanced concierge services for your kids free.

It can cost as little as a dinner for two at a steak house, but can help so many.

Click here to learn more. And please, share with others. Every little bit helps.

See here for important legal disclosures.

Let me know if you have any questions.

Have a great day!

DANIEL BARENBOYM
CEO @ BEAKID
www.beakid.com
LinkedIn

Name of the template

For those who got concierge - A

🍟 **Happy Meal or...**

Hey {{first_name:"there"}},

Do you remember BeAKid? We did a concierge service for summer camps for you. I hope you've already booked an amazing camp.

As parents, we want to make parenthood more enjoyable. We want to develop and improve our service. We also want you to be a part of this great process.

We started a campaign on WeFunder https://wefunder.com/beakid?wf_campaign=wf_june22&wf_source=concierge_a&wf_medium=email.

It's a crowdfunding service that connects startups with investors online. You can invest in technology that helps parents and kids all around the world.

It'll cost you the price of 13 Happy Meals, but this investment will help thousands of people. As a bonus you'll get advanced concierge services for your kids free.

We would appreciate your contribution.

You can do it here.

See here for important legal disclosures.

Let me know if you have any questions.

Have a great day!

DANIEL BARENBOYM
CEO @ BEAKID
www.beakid.com
LinkedIn

Name of the template

Mommy Bloggers - A

💥

Hey {{first_name:"there"}},

I texted you about BeAKid. I've got some good news and bad news.

😭 We cannot afford your advertisement.
😍 We grow fast and in the not too distant future we would like to collaborate with you.

BeAKid will develop faster with your support. You can contribute to the future of kids and make parents' life easier with one click https://wefunder.com/beakid?wf_campaign=wf_june22&wf_source=bloggers_a&wf_medium=email

As a bonus you'll get advanced concierge services for your kids free.

Join the team of supporters today and be a part of a great future 💥

See here for important legal disclosures.

Have a great day!

DANIEL BARENBOYM
CEO @ BEAKID
www.beakid.com
LinkedIn

Name of the template

Mommy Bloggers - B

🧩 **Kids' Future**

Hey {{first_name:"there"}},

I texted you about BeAKid.

We cannot afford your advertisement now. BUT we really want to collaborate and develop our marketplace for parents like you are.

You can easily support us on WeFunder https://wefunder.com/beakid?wf_campaign=wf_june22&wf_source=bloggers_b&wf_medium=email

It's a crowdfunding service that connects startups with investors online. You can invest in technology that helps parents and kids all around the world.

As a bonus you'll get advanced concierge services for your kids free.

See here for important legal disclosures.

Have a great day!

DANIEL BARENBOYM
CEO @ BEAKID
www.beakid.com
LinkedIn

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BeAKid @Beakid_official · Jun 9

We have launched our crowdfunding campaign on Wefunder platform. Visit wefunder.com/beakid?utm_cam...]

Let's make it happen together!

Legal disclosure:help.wefunder.com/testing-the-wa...
#crowdfunding #CrowdfundingCampaign #wefunder #investing #beakid #Investment #kids #Children #childhood



We have launched!
BEAKID
WEFUNDER
wefunder.com/beakid/

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← **Tweet**



Dan Burkatsky
@DBurkatsky

We have launched our crowdfunding campaign on the Wefunder platform.

Visit wefunder.com/beakid?utm_cam... to support us!

Let's make it happen together!

See here for important legal disclosures: help.wefunder.com/testing-the-wa...

#crowdfunding #investing #Investment #kids #Children #childhood



BE A KID
Within the 20 minute drive from where we found you, there are
What are you looking for?
near Boston, Massachusetts,...
SEARCH
Popular Searches
After-School
Child-Care
Volunteer
Groups
Online
Camps
Habitat Summer Camps
VIEW CLASSES AND REGISTER

wefunder.com
Invest in BeAKid : The Airbnb of kids activities. We give access to fun and learn...
The Airbnb of kids activities. We give access to fun and learning for all kids.

9:28 PM · Jun 9, 2022 · Twitter Web App



Anna K @molvish · 4s

Parents can find after-school activities for kids using filters like price, distance on BeAKid. It helps many kids, teachers and parents!
We started a campaign on WeFunder. I would appreciate your contribution
💥parent.beakid.com/EFeo4Y
Legal disclosures parent.beakid.com/7oV0Ls


BE A KID
Within the 20 minute drive from where we found you, there are
What are you looking for?
near Boston, Massachusetts...
Popular Searches
After-School
Child-Care
Volunteer
Groups
Online
Camps
Habitat Summer Camps

wefunder.com

Invest in BeAKid : The Airbnb of kids activities. We give access to fun ...

The Airbnb of kids activities. We give access to fun and learning for all kids.

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Denis Burkatsky shared a link.
June 9 at 10:36 PM ·

Guys,

Our team including our CEO Dania Bar is asking for your support.

We just started our equity crowdfunding campaign on WeFunder for the ParentTech startup that is recently gone through Techstars Boston.

We are building a marketplace — BeAKid. It's a platform that will change the world of after-school activities and camps, make parents' life easier and childhood more enjoyable.

You can easily support BeAKid on WeFunder or share with those who would be happy to do it: https://wefunder.com/beakid?utm_campaign=wf_june22...

Let's make the future better altogether!

See here for important legal disclosures: https://help.wefunder.com/testing-the-waters-legal...


BE A KID
Within the 20 minute drive from where we found you, there are
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near Boston, Massachusetts,...
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After-School
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10 min
VIEW CLASSES AND REGISTER

WEFUNDER.COM

Invest in BeAKid : The Airbnb of kids activities. We give access to fun and learning for all kids.

https://www.facebook.com/groups/547726792364028/events/

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.